Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-121553
May 22, 2006
$500 million KeyCorp Floating Rate Notes due 2009

Terms and Conditions

Issuer:	KeyCorp

Type:	Senior Medium Term Notes, Series H

Ratings:	A2/A-/A (Moody’s/S&P/Fitch)

Trade Date:	May 22, 2006

Settlement Date:	May 25, 2006 (T+3)

Maturity:	May 26, 2009

Par Amount:	$500,000,000

Ranking:	Senior

Coupon:	One-month USD LIBOR (Telerate) plus 0.10% per annum.

Public Offering Price:	100.000%

Underwriting Discount:	0.100%

Purchase Price to Managers:	99.900%

Net Proceeds to KeyCorp:	$499,500,000

Interest Determination Dates:	Two London business days prior to each Interest Reset Date.

Interest Reset Period:	Monthly

Interest Payment Dates:	Monthly on the 26th day of each month, commencing on June 26, 2006.

Calculation Agent:	KeyBank National Association

Day Count:	Actual/360

Sinking Fund:	Not applicable.

Minimum Denominations:	$1,000

Sole Book-Running Manager:	KeyBanc Capital Markets, a Division of McDonald Investments Inc.	$380,000,000 (76%)

Senior Co-Managers:	Credit Suisse Securities (USA) LLC	$30,000,000 (6%)
	UBS Securities LLC	$30,000,000 (6%)

Co-Mangers:	Goldman, Sachs & Co.	$15,000,000 (3%)
	J.P. Morgan Securities Inc.	$15,000,000 (3%)
	Lehman Brothers Inc.	$15,000,000 (3%)
	Morgan Stanley & Co. Incorporated	$15,000,000 (3%)

CUSIP:	49326EDX8

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.
Alternatively, KeyBanc Capital Markets can arrange to send you the prospectus if you request it, please call KeyBanc Capital Markets at (866) 227-6479.

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